SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                                 Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A voluntary announcement in relation to the operational statistics for 2014 of China Petroleum & Chemical Corporation, made by the Registrant on January 20, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Voluntary Announcement in relation to the Operational Statistics for 2014

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company”) in connection with certain matters relating to the operational statistics for 2014 of the Company.

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Operational Statistics for 2014

Production	Unit	2014	2013	Change %
Oil and Gas	mmboe	480.12	442.84	8.53
Crude Oil	mmbbls	360.73	332.54	8.54
China	mmbbls	310.87	310.84	0.01
Overseas	mmbbls	49.86	21.70	131.80
Natural Gas	bcf	716.35	660.18	8.51

Refinery Throughput	Million tonnes	235.38	231.95	1.48
Gasoline	Million tonnes	51.22	45.56	12.42
Diesel	Million tonnes	74.26	77.40	(4.06)
Kerosene incl. Jet Fuel	Million tonnes	20.75	17.43	19.05
Light Chemical Feedstock	Million tonnes	39.18	37.97	3.19

Production	Unit	2014	2013	Change %
Ethylene	’000 tonnes	10,699	9,980	7.20
Synthetic Resins	’000 tonnes	14,639	13,726	6.65
Synthetic Fibers	’000 tonnes	1,315	1,392	(5.53)
Synthetic Rubbers	’000 tonnes	939	960	(2.19)

Total Domestic Sales of Refined Oil Products	Million tonnes	170.97	165.42	3.36
Retail Volume	Million tonnes	117.84	113.73	3.61
Distribution & Wholesale Volume	Million tonnes	53.14	51.69	2.81

Important Notice: The operational data for 2014 as listed in the above table are based on Sinopec Corp.’s current statistical survey, which are not audited. Sinopec Corp. will release its audited production data in its annual report, which may be different from, and in such cases shall replace, the above.

Conversion conventions:

1.	Domestic crude is converted at 1 tonne=7.1 barrels, overseas crude 1 tonne=7.22 barrels

2.	Natural gas is converted at 1 cubic meter=35.31 cubic feet

3.	Refinery throughput is converted at1 tonne=7.35 barrels

Note:

1.	Overseas crude oil and natural gas production in 2014 includes equity production in CIR, Taihu and Mansarovar projects;

2.	100% production of domestic joint ventures is included.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

20 January 2015

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.
#       Executive Director

*       Non-executive Director

+      Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: January 21, 2015